CoJax Oil and Gas Corporation

3033 Wilson Boulevard, Suite E-605

Arlington, Virginia 22201

Telephone: (703) 216-8606

August 8, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

ATTENTION:  Kevin Dougherty, Office of Natural Resources, Division of Corporation Finance

Lauren Nguyen, Legal Branch Chief

John Cannarella, Accounting Branch Chief

RE:	Registration Statement on Form S-1, As Amended
File No. 333- 232845
Effectiveness Request
	Requested Date:	August 12, 2019
	Requested Time:	1:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), CoJax Oil and Gas Corporation (the “Company” or “we”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to August 12, 2019, at 1:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, PW Richter, plc request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, PW Richter, plc, by calling its member, Paul Richter, at (703) 725-7299. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to the Company, Attention: Jeffrey Guzy, by email to jeff@jeffguzy.com.

There is no underwriter or placement agent for the Registration Statement, which is a direct offering of securities by directors of the Company, and, as of the date of this letter, no preliminary prospectuses to the Registration Statement have been distributed by the Company or its directors to prospective investors, underwriters or others.

If you have any questions regarding this request, please contact Jeffrey Guzy of the Company at (703) 216-8606 or Paul Richter, attorney at PW Richter, plc, outside counsel, at (703) 725-7299.

Sincerely,

/s/ Jeffrey J. Guzy

Jeffrey J. Guzy, Chairman of the Board of Directors

cc: Paul Richter, PW Richter plc